GLOBALFOUNDRIES INC.

TABLE OF CONTENTS

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

	As of
(in millions except for share amounts)	June 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$2,474	$2,939
Marketable Securities	525	—
Receivables, prepayments and other assets	1,191	1,208
Other current financial assets	56	23
Inventories	1,262	1,121
Total current assets	5,508	5,291
Noncurrent assets:
Property, plant and equipment, net	9,410	8,713
Goodwill and intangible assets, net	329	377
Other noncurrent financial assets	72	40
Deferred tax assets	313	353
Receivables, prepayments and other assets	562	254
Total noncurrent assets	10,686	9,737
Total assets	$16,194	$15,028

LIABILITIES AND EQUITY
Current liabilities:
Trade payables and other current liabilities	$2,793	$2,586
Provisions	115	116
Current portion of deferred income from government grants	30	29
Current portion of lease obligations	113	135
Current portion of long-term debt	262	297
Total current liabilities	3,313	3,163
Noncurrent liabilities
Noncurrent portion of deferred income from government grants	218	147
Provisions	231	233
Noncurrent portion of lease obligations	301	291
Noncurrent portion of long-term debt	1,908	1,716
Other noncurrent liabilities	1,565	1,445
Total noncurrent liabilities	4,223	3,832
Total liabilities	$7,536	$6,995
Equity:
Share capital
Ordinary shares, $0.02 par value, 540,142 thousand and 531,846 thousand shares issued and outstanding as of June 30, 2022 and December 31, 2021	11	11
Additional paid-in capital	23,673	23,487
Accumulated deficit	(15,026)	(15,469)
Accumulated other comprehensive loss	(51)	(54)
Equity attributable to the shareholders of GLOBALFOUNDRIES INC.	8,607	7,975
Non-controlling interest	51	58
Total equity	8,658	8,033
Total liabilities and equity	$16,194	$15,028
The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(in millions except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net revenue	$1,993	$1,620	$3,933	$3,038
Cost of revenue	1,455	1,389	2,926	2,708
Gross profit	538	231	1,007	330
Research and development expenses	120	132	248	235
Selling, general and administrative expenses	121	202	237	293
Operating expenses	241	334	485	528
Profit (loss) from operations	297	(103)	522	(198)
Finance expenses, net	(19)	(28)	(47)	(55)
Share of profit of joint ventures	1	1	2	2
Other income (expense), net	15	(24)	24	(20)
Profit (loss) before income taxes	294	(154)	501	(271)
Income tax expense	(30)	(20)	(59)	(30)
Net income (loss) for the period	$264	$(174)	$442	$(301)
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	264	(173)	443	(299)
Non-controlling interest	—	(1)	(1)	(2)
Net income (loss) for the period	$264	$(174)	$442	$(301)
Net earnings (loss) per share attributable to the equity holders of the Company:
Basic weighted average common shares outstanding	535	500	534	500
Diluted weighted average common shares outstanding	550	500	550	500
Basic earnings (loss) per share	$0.49	$(0.35)	$0.83	$(0.60)
Diluted earnings (loss) per share	$0.48	$(0.35)	$0.81	$(0.60)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(in millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net income (loss) for the period
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	264	(173)	443	(299)
Non-controlling interest	—	(1)	(1)	(2)
Net income (loss) for the period	$264	$(174)	$442	$(301)

Other comprehensive income (loss), net of tax:
Items that may be reclassified subsequently to profit or loss:
Share of foreign exchange fluctuation reserve of joint ventures	(9)	2	(11)	(5)
Effective portion of changes in the fair value of cash flow hedges	(66)	3	13	(19)
Fair value (loss) on investments measured at fair value through other comprehensive income	(3)	—	(3)	—
Income tax effect	—	—	(2)	1
Total other comprehensive income (loss) for the period	$(78)	$5	$(3)	$(23)

Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$(72)	$7	$3	$(21)
Non-controlling interest	$(6)	$(2)	$(6)	$(2)
Total other comprehensive income (loss) for the period	$(78)	$5	$(3)	$(23)

Total comprehensive income (loss) for the period	$186	$(169)	$439	$(324)

Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	192	(166)	446	(321)
Non-controlling interest	(6)	(3)	(7)	(3)
Total comprehensive income (loss) for the period	$186	$(169)	$439	$(324)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC

INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022

	Equity Attributable to Shareholders of GLOBALFOUNDRIES Inc.

(in millions, except share amounts)	Common Shares		Additional Paid-In Capital	Loan from Shareholder	Accumulated Deficit	Hedging Reserve	Foreign Currency Translation and Investments Reserves	Total	Non Controlling Interest	Total Equity
	Shares	Amount

As of December 31, 2020	500,000,000	$10	$11,708	$10,681	$(15,219)	$(15)	$12	$7,177	$65	$7,242
Repayment of loan from shareholder	—	—	—	(126)	—	—	—	$(126)	—	$(126)
Share-based compensation	—	—	141	—	—	—	—	$141	—	$141
Net loss	—	—	—	—	(299)	—	—	$(299)	(2)	$(301)
Other comprehensive loss	—	—	—	—	—	(18)	(4)	$(22)	(1)	$(23)
As of June 30, 2021	500,000,000	$10	$11,849	$10,555	$(15,518)	$(33)	$8	$6,871	$62	$6,933

As of December 31, 2021	531,845,744	$11	$23,487	$—	$(15,469)	$(57)	$3	$7,975	$58	$8,033
Proceeds from issuance of equity instruments	8,296,241	—	82	—	—	—	—	$82	—	$82
Share-based compensation	—	—	104	—	—	—	—	$104	—	$104
Net income (loss)	—	—	—	—	443	—	—	$443	(1)	$442
Other comprehensive income (loss)	—	—	—	—	—	11	(8)	$3	(6)	$(3)
As of June 30, 2022	540,141,985	$11	$23,673	$—	$(15,026)	$(46)	$(5)	$8,607	$51	$8,658

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(in millions)	Six Months Ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$442	$(301)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	719	680
Amortization of intangible assets	100	104
Share-based compensation	104	144
Interest and income taxes paid	(48)	(54)
Finance expenses, net	47	55
Amortization of deferred income from government grants	(15)	(16)
Gain on disposal of property, plant and equipment and other	(24)	(24)
Change in assets and liabilities:
Receivables, prepayments, other assets and other noncurrent assets	(34)	(246)
Deferred income taxes	41	33
Inventories	(141)	(86)
Trade and other payables	263	293
Net cash provided by operating activities	1,454	582

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(1,408)	(657)
Purchases of intangible assets	(47)	(68)
Advances and proceeds from sale of property, plant and equipment and intangible assets	24	265
Purchase of investment in marketable securities	(790)	—
Other investing activities	(22)	(2)
Net cash used in investing activities	(2,243)	(462)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of equity instruments and other	94	85
Repayments of shareholder loan	—	(126)
Net proceeds from borrowings	443	265
Repayments of debt and finance lease obligations	(212)	(448)
Net cash provided by (used in) financing activities	325	(224)
Effect of exchange rate changes on cash and cash equivalents	(1)	1
Net decrease in cash and cash equivalents	(465)	(103)
Cash and cash equivalents at the beginning of the period	2,939	908
Cash and cash equivalents at the end of the period	$2,474	$805
Noncash investing and financing activities:
Amounts payable for property, plant and equipment	$532	$270
Property, plant and equipment acquired through lease	$61	$92
Amounts payable for intangible assets	$106	$122

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1. Corporate Information
Company Operations
GLOBALFOUNDRIES Inc. (“GLOBALFOUNDRIES”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The address of GLOBALFOUNDRIES’ registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

GLOBALFOUNDRIES and its subsidiaries (together referred to as the “Company”, “GlobalFoundries”, “GF”, “we”, or “us”) is one of the world’s leading semiconductor foundries and offers a full range of mainstream wafer fabrication services and technologies. The Company manufactures a broad range of semiconductor devices, including microprocessors, mobile application processors, baseband processors, network processors, radio frequency modems, microcontroller, and power management units.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Statement of Compliance— The accompanying interim condensed consolidated financial statements have been prepared by management of the Company in accordance with the rules and regulations of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB and should be read in conjunction with the Company’s annual consolidated financial statements, included in GLOBALFOUNDRIES' Annual Report on Form 20-F for the year ended December 31, 2021.

The interim condensed consolidated financial statements were authorized by the Audit, Risk and Compliance Committee of GLOBALFOUNDRIES’ Board of Directors on August 19, 2022, to be issued and subsequent events have been evaluated for their potential effect on the interim condensed consolidated financial statements through August 19, 2022.

Significant Accounting Judgments, Estimates and Assumptions — The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. In the opinion of management, all adjustments, consisting solely of normal recurring adjustments necessary for a fair presentation of the financial information for the periods indicated, have been included. The results for the three and six month periods ended June 30, 2022, are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

Change in Presentation — After a review of the Company’s financial statements, certain format changes have been made to the statements of financial position as of December 31, 2021. These format changes include the presentation of the Company’s current assets, noncurrent assets, current liability, noncurrent liability and equity based on degree of liquidity. IAS 1 does not mandate a specific order or classification of accounts on the statement of financial position. This change is not a change in estimate or a change in accounting policy. The format changes did not result in a change to the previously reported financial position.
Significant Accounting Policies —The accounting policies (including accounting judgements, estimates and assumptions) adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2021.

Recent Accounting Pronouncements, Adopted:

Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16 Interest Rate Benchmark Reform (“IBOR reform”)

Refer to the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 3. Net Revenue

On an ongoing basis the Company reviews the categories that best depict how the nature, timing and uncertainty of revenue cash flows are affected by economic factors. The following table presents the Company’s revenue disaggregated based on revenue source and timing of revenue recognition for the three and six month periods ended June 30, 2022 and 2021. The Company believes these categories best depict how the nature, timing and uncertainty of revenue cash flows are affected by economic factors:

(in millions)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Type of goods and services:
Wafer fabrication	$1,884	$1,527	$3,709	$2,855
Engineering and other pre-fabrication services	109	93	224	183
	$1,993	$1,620	$3,933	$3,038

Timing of revenue recognition:
Revenue recognized over time	$106	$88	$233	$171
Revenue recognized at a point in time	1,887	1,532	3,700	2,867
	$1,993	$1,620	$3,933	$3,038

Note 4. Investment in Joint Ventures

The following table presents the change in investment in joint ventures:

(in millions)	June 30, 2022	December 31, 2021
Balance, beginning of period	$38	$36
Share of profits for the period	2	4
Dividends declared during the period	(1)	(2)
Balance, end of period	$39	$38

The Company disposed of its Sensry GmBH joint ventures interest during the second quarter of 2022. The transaction was immaterial to our overall results of operations.

The Company's investment in joint ventures is included in Other noncurrent financial assets in the interim condensed consolidated statements of financial positions.

Note 5. Income taxes

For tax reporting purposes, the Company consolidates its entities under GLOBALFOUNDRIES Inc., a Cayman Islands entity. As a Cayman Islands corporation, the Company’s domestic statutory income tax rate is 0.0%. The difference between the Company’s domestic statutory income tax rate and its (provision) benefit for income taxes is due to the effect of the tax rates in the other jurisdictions in which the Company operates.

The effective tax rate for the six months ended June 30, 2022 and 2021 was 11.8% and (11.1)%, respectively. The increase for the six months ended June 30, 2022 compared to the prior year was primarily due to a higher mix of income in jurisdictions with higher tax rates than the Cayman statutory tax rate and incremental withholding taxes incurred.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 6. Earnings (Loss) Per Share

Basic earnings per share ("EPS") are based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share are based upon the weighted average number of common shares outstanding during the period assuming the issuance of common shares for all potentially dilutive common shares outstanding.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

(in millions except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net income (loss) attributable to equity shareholders of the Company	$264	$(173)	$443	$(299)

Weighted average shares outstanding
Basic	535	500	534	500
Diluted	550	500	550	500

Total basic and diluted EPS attributable to equity shareholders
Basic	$0.49	$(0.35)	$0.83	$(0.60)
Diluted	$0.48	$(0.35)	$0.81	$(0.60)

Note 7. Receivables, Prepayments and Other Assets

(in millions)	June 30, 2022	December 31, 2021
Current:
Trade receivables, other than related parties	$845	$872
Unbilled accounts receivable (1)	30	43
Other receivables	260	239
Receivables from government grants	47	46
Receivables from related parties	9	8
	$1,191	$1,208
Noncurrent:
Advances to suppliers (2)	$246	$199
Non-trade receivables	12	13
Marketable securities	263	—
Other	41	42
Total	$562	$254
(1) Unbilled accounts receivable represents amounts recognized on revenue contracts less associated advances and progress billings. These amounts will be billed in accordance with the agreed-upon contractual terms or rendering services.

(2) Primarily represents advances to suppliers to offset against future purchases.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the activity in the Company’s unbilled accounts receivable for the six months ended June 30, 2022 and the twelve months ended December 31, 2021, respectively:

(in millions)	June 30, 2022	December 31, 2021
Balance, beginning of period	$43	$62
Revenue recognized during the period	48	44
Amounts invoiced	(61)	(69)
Other	—	6
Balance, end of period	$30	$43

Note 8. Inventories

The Company records inventories at the lower of cost or net realizable value for finished goods, work-in-progress, raw materials, and supplies. The Company makes inventory write-downs on an item-by-item basis, except where it may be appropriate to group similar or related items.

(in millions)	June 30, 2022	December 31, 2021
Work in progress, net	$1,033	$916
Raw materials and supplies, net	229	205
Total	$1,262	$1,121

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 9. Long Term Debt

The following table outlines the terms and amounts of the Company’s debt:

Description	Currency	Nominal Interest Rate	Year of Maturity	June 30, 2022	December 31, 2021
				(in millions)
2018 Tool Equipment Purchase and Lease Financing	USD	LIBOR + 1.60%	2023	56	75
2019 Tool Equipment Purchase and Lease Financing	USD	LIBOR + 1.75%	2024	84	84
2019 USD Dresden Equipment Financing	USD	LIBOR + 1.75%	2024	36	36
2020 USD Equipment Financing	USD	LIBOR + 1.90%	2025	59	59
2019 EUR Dresden Equipment Financing	EUR	EURIBOR + 1.75%	2026	13	14
Various	EUR, USD	Various	2024,2026	14	29
Current total				262	297

2019 Tool Equipment Purchase and Lease Financing	USD	LIBOR + 1.75%	2024	64	106
2019 USD Dresden Equipment Financing	USD	LIBOR + 1.75%	2024	126	144
2020 USD Equipment Financing	USD	LIBOR + 1.90%	2025	123	152
USD Term Loan A	USD	LIBOR + 2.90%	2025	648	647
EUR Term Loan A	EUR	EURIBOR + 2.60%	2025	86	94
2019 EUR Dresden Equipment Financing	EUR	EURIBOR + 1.75%	2026	384	423
2021 SGD EDB Loan	SGD	1.40%	2041	448	90
Various	EUR, USD, SGD	Various	2024-2027	29	60
Noncurrent total				1,908	1,716
Total				$2,170	$2,013

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes unutilized credit facilities available to the Company to maintain liquidity necessary to fund operations:

(in millions)	June 30, 2022	December 31, 2021

SGD EDB Loan	$552	$1,029
Citibank Revolving Credit Facility	1,010	1,010
Societe Generale Singapore Revolving Credit Facility(1)	—	27
Societe Generale Singapore Factoring	27	75
Other(1)	4	4
Total	$1,593	$2,145

(1) subject to lender approval before draw-down or being usable.

Note 10. Related Party Disclosures

Related party balances disclosed in the interim condensed consolidated statements of financial position relates to Silicon Manufacturing Partners Pte Ltd. ("SMP"). SMP is a joint venture with LSI Technology (Singapore) Pte. Ltd. The Company holds a 49% interest in SMP and manages all aspects of its manufacturing operations. The total amounts of $9 million and $8 million due from related parties as of June 30, 2022 and December 31, 2021, respectively, have been included in receivables, prepayments and other assets (see Note 7). The $10 million and $9 million due to related parties balance as of June 30, 2022 and December 31, 2021, respectively, have been included in trade and other payables.

The following table presents the related party transactions included in the interim condensed consolidated statements of operations and comprehensive loss:

(in millions)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Purchases from: *
SMP	$13	$13	$27	$29

Other transactions with:
SMP (reimbursement of expenses and contribution of tools)	$12	$11	$22	$22
* Purchases from SMP were primarily comprised of wafer purchases.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 11. Commitments and Contingencies

Commitments – The Company’s unconditional purchase commitments are as follows:

(in millions)	June 30, 2022	December 31, 2021
Contracts for capital expenditures	$4,249	$2,995
Contracts for operating expenditures	3,553	3,405
	$7,802	$6,400
Due within the next 12 months	$4,636	$3,543

In addition to the above, the Company obtained letters of credit to primarily guarantee payments for utility supplies and foreign statutory payroll related charges. The Company has available letters of credit of $20 million as of June 30, 2022 and December 31, 2021 and has drawn down bank guarantees of $3 million as of June 30, 2022 and December 31, 2021.

Contingencies — From time to time, the Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case by case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include property, goods and services, and other non-income taxes. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to the interim condensed consolidated statements of financial position or interim condensed consolidated statements of operations and comprehensive income (loss).
On April 28, 2021, International Business Machines (“IBM”) sent the Company a letter alleging that the Company did not fulfill the Company’s obligations under the contracts the Company entered into with IBM in 2014 associated with the Company’s acquisition of IBM’s Microelectronics business. IBM asserted that the Company engaged in fraudulent misrepresentations during the underlying negotiations, and claimed the Company owed them at least $2.5 billion in damages and restitution. On June 7, 2021, the Company filed a complaint with the New York State Supreme Court (the “Court”) seeking a declaratory judgment that the Company did not breach the relevant contracts. IBM subsequently filed its complaint with the Court on June 8, 2021. On September 14, 2021, the Court granted the Company's motion to dismiss IBM’s claims of fraud, unjust enrichment and breach of the implied covenant of good faith and fair dealing. IBM appealed its fraud claim, and on April 7, 2022, the New York Appellate Division reversed the Court’s decision. The Company believes, based on discussions with legal counsel, that it has meritorious defenses against IBM’s claims. The Company disputes IBM’s claims and intends to vigorously defend against them.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 12. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: observable inputs such as quoted prices in active markets for identical assets or liabilities;
•Level 2: inputs other than quoted prices in active markets in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and
•Level 3: unobservable inputs for which little or no market data exists, therefore requiring management judgment to develop the Company’s own models with estimates and assumptions.
Cash Equivalents - Cash equivalents include investments in government obligation-based money market funds, other money market instruments and interest-bearing deposits with initial or remaining terms of three months or less. The fair value of cash equivalents approximates its carrying value due to the short-term nature of these instruments.

Marketable Securities - Marketable securities utilizing Level 1 inputs include U.S. Treasury Securities, U.S. Government Sponsored Enterprises, floating rate securities, money market mutual funds, corporate debt instruments and other Notes, bonds or debt securities issued by non-U.S. sovereign or multilateral entities, as these securities all have quoted prices in active markets.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis:

(in millions)		Quoted Prices Identical Assets/ Liabilities	Significant Other Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2021
Assets:
Cash equivalents(1)	$2,175	$2,150	$25	$—

Investments in equity instruments(2)	$17	$1	$—	$16

Derivatives(3)	$26	$—	$26	$—

Liabilities:
Derivatives(3)	$66	$—	$66	$—

June 30, 2022
Assets:
Cash equivalents(1)	$1,704	$1,679	$25	$—

Investments in equity instruments(2)	$17	$—	$—	$17

Derivatives(3)	$89	$—	$89	$—

Marketable securities(4)	$788	$788	$—	$—

Liabilities:
Derivatives(3)	$169	$—	$169	$—
(1) Included in cash and cash equivalents on the Company’s interim condensed consolidated statements of financial position.
(2) Included in current and noncurrent receivables, prepayments and other assets on the Company’s interim condensed consolidated statements of financial position.
(3) Consists of foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity hedge. Included in other current and noncurrent financial assets on the Company’s interim condensed consolidated statements of financial position.

(4) Included in current assets and receivables, prepayments and other assets within noncurrent assets on the Company’s interim condensed consolidated statements of financial position.

During the six months ended June 30, 2022 and 2021, there were no transfers between Level 1, Level 2 or Level 3 fair value measurements.

Assets Measured and Recorded at Fair Value on a Non- Recurring Basis

Certain assets and liabilities, such as equity method investments, intangible assets and property, plant and equipment, and other non-financial assets are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Financial Instruments Not Recorded at Fair Value on a Recurring Basis
Financial instruments not recorded at fair value on a recurring basis include grants receivable, loans receivable, lease obligations and the Company’s current and noncurrent portion of long-term debt.
The carrying and fair values of the Company’s financial instruments not recorded at fair value on a recurring basis are presented in the following table, classified according to the categories of financial liabilities at amortized cost (“FLAC”):

(in millions)		June 30, 2022		December 31, 2021
Financial Liabilities	Category	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	FLAC	2,170	2,101	2,013	2,006
Total		$2,170	$2,101	$2,013	$2,006

Estimated fair values of long-term debt are based on quoted prices for similar liabilities for which significant inputs are observable and represents a Level 2 valuation. The fair values are estimated based on the type of debt and their maturities. The Company estimates the fair value using market interest rates of debts with similar maturities.

Note 13. Share-Based Compensation
We measure and recognize compensation expense related to share-based transactions, including employee, consultant, and non-employee director share option awards, in our consolidated financial statements based on fair value. We estimate the share option fair value at the date of grant using the Black-Scholes option pricing model, which requires management to make certain assumptions of future expectations based on historical and current data. The assumptions include the expected term of the share option, expected volatility, dividend yield, and risk-free interest rate. The expected term represents the amount of time that options granted are expected to be outstanding, based on forecasted exercise behavior. The risk-free rate is based on the rate at grant date of zero-coupon U.S. Treasury notes with a term comparable to the expected term of the option. We estimate expected volatility based on the historical volatility of comparable public entities’ share price from the same industry. We base our dividend yield on forecasted expected payments, which we expect to be zero for the immediate future. We recognize compensation expense over the vesting period of the award on a graded attribution basis, and we estimate forfeitures.

Employee Stock Purchase Plan

In connection with, and prior to the consummation of, the Company's initial public offering, the Company's board of directors adopted the GLOBALFOUNDRIES Inc. 2021 Employee Stock Purchase Plan (the “ESPP”). The ESPP is administered by the Company's board of directors or, as applicable, its delegate (the “ESPP Administrator”).

Subject to certain equitable adjustments in connection with certain events affecting the outstanding ordinary shares reserved for issuance as awards, the maximum aggregate number of our ordinary shares that may be issued or transferred under the ESPP with respect to awards is 7,500,000 ordinary shares; provided that the share reserve under the ESPP will, unless otherwise determined by our board of directors, automatically increase on January 1 of each year for 8 years commencing on January 1, 2023 and ending on (and including) January 1, 2031 in an amount equal to 0.25% of the total number of ordinary shares outstanding on December 31 of the preceding year. In no event will the number of ordinary shares that may be issued or transferred pursuant to rights granted under the ESPP exceed 18,750,000, in the aggregate, subject to the adjustments described above.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Performance Stock Units

During the second quarter of 2022, the Company awarded Performance Stock Units (“PSUs”) to certain senior level employees, which will vest if certain financial performance objectives are achieved over a two to three year performance period and the grantee remains employed by the Company through that performance period. Each PSU represents a contingent right to receive shares of the Company’s stock if the Company meets certain performance measures over the requisite period. The PSU awards entitle recipients to receive, upon vesting, a number of shares that ranges from 0% to 200% of the number of PSUs awarded, depending on the level of achievement of the specified performance conditions.